# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waldencast plc, CIK 0001840199
CUSIP: G9503X103
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 81 Fulham Road, London, United Kingdom (X0), SW3 6RD
Date of event which requires filing of this statement: 02/04/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001977615

## Reporting persons
- Fitpart Fund Administration Services Ltd.: type of reporting person: investment adviser (IA); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 12,364,882; sole dispositive power 0; shared dispositive power 12,364,882; aggregate amount beneficially owned 12,364,882 (10.7% of the class)
- Annapurna Investment Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Bahamas (C5); sole voting power 0; shared voting power 7,013,119; sole dispositive power 0; shared dispositive power 7,013,119; aggregate amount beneficially owned 7,013,119 (6.2% of the class)

## Item 1. Issuer
Name of issuer: Waldencast plc
Address of issuer's principal executive offices: 81 Fulham Road, London, SW3 6RD, United Kingdom

## Item 2. Person Filing
Name of person filing:
Fitpart Fund Administration Services Ltd.

Annapurna Investment Fund Ltd.
Address of principal business office or, if none, residence:
Fitpart Fund Administration Services Ltd.
The Bahamas Financial Centre, 4th Floor
Shirley & Charlotte Streets
P.O. Box CB-13515
Nassau, The Bahamas

Annapurna Investment Fund Ltd.
The Bahamas Financial Centre, 4th Floor
Shirley & Charlotte Streets
P.O. Box CB-13515
Nassau, The Bahamas
Citizenship:
Fitpart Fund Administration Services Ltd. - Bahamas
Annapurna Investment Fund Ltd. - Bahamas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Fitpart Fund Administration Services Ltd.- 12,364,882
Annapurna Investment Fund Ltd. - 7,013,119
Percent of class:
Fitpart Fund Administration Services Ltd. - 10.7%*
Annapurna Investment Fund Ltd. - 6.2%*

* Percent of class is calculated based on an aggregate of (i) 112,026,440 shares of Class A ordinary shares, par value $0.0001 per share ("Common Stock") outstanding as of December 31, 2024, as reported in the Issuer's Form 20-F filed on March 20, 2025 and (ii) (A) for Fitpart Fund Administration Services Ltd, 3,166,667 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating its respective beneficial ownership, and (B) for Annapurna Investment Fund Ltd., 1,611,133 additional shares of Common Stock issuable upon the exercise of warrants to purchase shares of Common Stock and deemed outstanding for purposes of calculating its beneficial ownership.
Sole power to vote or to direct the vote:
Fitpart Fund Administration Services Ltd. - 0
Annapurna Investment Fund Ltd. - 0
Shared power to vote or to direct the vote:
Fitpart Fund Administration Services Ltd. - 12,364,882
Annapurna Investment Fund Ltd. - 7,013,119
Sole power to dispose or to direct the disposition:
Fitpart Fund Administration Services Ltd. - 0
Annapurna Investment Fund Ltd. - 0
Shared power to dispose or to direct the disposition:
Fitpart Fund Administration Services Ltd. - 12,364,882
Annapurna Investment Fund Ltd. - 7,013,119

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Fitpart Fund Administration Services Ltd.. None of those advisory clients, other than Annapurna Investment Fund, may be deemed to beneficially own more than 5% of the Class A ordinary shares, par value $0.0001 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- Fitpart Fund Administration Services Ltd.: By: /s/ Fernando Antonio Botelho Prado, Fernando Antonio Botelho Prado / Chief Executive Officer (05/19/2025)
- Annapurna Investment Fund Ltd.: /s/ Antonio Carlos de Freitas Valle, Antonio Carlos de Freitas Valle, Director (05/19/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.